EXHIBIT 11.1:

OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31
	2008	2007	2006
Net income available to stockholders (numerator)	$9,039	$7,660	$5,259

Shares Calculation
(denominator)

Average shares outstanding –
Basic Common	5,068	4,902	5,005

Average shares outstanding –
Basic Class B Common	1,854	1,834	1,822

Effect of Dilutive Securities:

Potential Common Stock relating
To stock options	293	292	392

Average shares outstanding –
Assuming dilution	7,215	7,028	7,219

Net Income Per Share:
Basic Common	$1.38	$1.22	$0.83

Net Income Per Share:
Basic Class B Common	$1.11	$0.90	$0.61

Diluted	$1.25	$1.09	$0.73

Note: Net income per share for the year ending July 31, 2006 has been adjusted to give effect to the five-for-four stock split effected by a stock dividend. The stock dividend was declared on June 6, 2006 and was paid on September 8, 2006 to stockholders of record at the close of business on August 4, 2006.

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